**Akuna Securities LLC**

**Statement of Financial Condition**
**December 31, 2017**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 3,965,088 |
| Securities owned and pledged, at fair value | | 593,318,010 |
| Receivable from clearing broker-dealers | | 190,391,526 |
| Memberships in exchange owned, at cost (fair value $220,000) | | 592,000 |
| Other assets | | 279,520 |
| **Total assets** | $ | 788,546,144 |
| **Liabilities and Member's Equity** | | |
| Liabilities | | |
| Securities sold, not yet purchased, at fair value | $ | 740,771,326 |
| Payable to affiliates | | 2,280,538 |
| Accounts payable and accrued expenses | | 1,275,293 |
| | | 744,327,157 |
| Member's equity | | 44,218,987 |
| **Total liabilities and member's equity** | $ | 788,546,144 |

See Notes to Financial Statements.